TSX, NYSE: AKG

ASANKO GOLD COMMENCES CONSTRUCTION OF PHASE 1

Vancouver, British Columbia, August 20, 2014 – Asanko Gold Inc. (“Asanko” or the “Company”) (TSX, NYSE MKT: AKG) is pleased to announce that the main construction work has commenced on Phase 1 of the Asanko Gold Mine (“AGM” or the “Project”) in Ghana.  Phase 1 is expected to produce 200,000 ounces of gold per annum at steady state starting in Q2 2016.

Earlier this year, the Company undertook preparatory early works at the Project site, including upgrading the access road, refurbishing the 225 person operations camp which already existed at site, installing temporary construction camp accommodation and upgrading the site utilities to support the additional construction population.

Following Board approval of the Project last month, main construction activities on site have now commenced.   The bulk earthworks contract has been awarded and the contractor has mobilised to site.  Initial work has begun on clearing ground for the 3 million tonne per annum gravity/carbon-in-leach processing plant, which is located near the main Nkran pit. Civil works and concrete pouring is expected to begin in the coming months to take advantage of the dry season in Ghana.

The tender process for the mining contractor is underway and the pre-stripping contractor for the Nkran pit will mobilise to site during Q4 2014.

Peter Breese, President and CEO, said “This marks an important milestone for the Company and our stakeholders as we begin the main construction activity at the Asanko Gold Mine.  We are expecting the construction activity at site to be complete over the next 18 months, with steady state production anticipated in Q2 2016.”

In parallel with the site construction activity, engineering and procurement activities are continuing. The Company is in the final stages of updating the Mineral Resource Estimate (“MRE”) for the Phase 1 deposits, including a maiden resource for Dynamite Hill.  The revised MRE will be published in September, followed shortly by the associated NI 43-101 technical report.  The overall MRE is not expected to be materially different than the previous estimate (announced in 2012 and the basis for the Company’s current disclosure).  However, the revised estimate incorporates a more detailed geological model and utilises a combination of Indicator Kriging and Ordinary Kriging to bring a higher level of confidence and detail to the MRE which makes it more suitable for detailed mine planning.

The Definitive Project Plan for Phase 1 is also on track for publication in Q4 2014 and will include an update to the September 2012 Definitive Feasibility Study1 (“DFS”) mine plan and operating cost estimate.  The capital cost of the project was confirmed to be in-line with the DFS at US$295 million (see news release dated July 14, 2014).  The Definitive Project Plan is not expected to be materially different to the DFS mining plan of 2.25 million ounces of gold produced over an 11.5 year life-of-mine.

The Company has been monitoring the outbreak of the Ebola virus in other West African countries.  Ebola has not been detected in Ghana to date and Asanko continues to operate normally, however the Company has taken proactive steps to prevent occurrences of the virus through its staff, contractors and local village populations.  These preventative measures include education programs and the implementation of strict health measures at both the Project site and the Company’s Accra offices.  In addition, the Company has implemented a travel screening program and pre-employment medical examinations in order to prevent the virus from being brought to the Project site by mobile workers.  Crisis plans have been developed should the virus be detected in Ghana and/or the local community and the Company will continue to monitor the situation and continue with precautions until the virus is deemed by health authorities to have been brought under control.

Project Schedule and Key Milestones

The Company’s key Project timelines remain on schedule:

Original Guidance

Current Status

Commence Project Construction

Q3 2014

Commenced

Definitive Project Plan including updated MRE

Q4 2014

On track

Evaluate trade off studies for Phase 2

Q4 2014

Underway, Report in Q1 2015

Commissioning and Ramp-up

Q1 2016

Q1 2016

Steady State Production of >200,000 oz/year

Q2 2016

Q2 2016

Enquiries:

For further information please visit www.asanko.com or contact:

Alex Buck, Manager – Investor Relations Toll-Free (N.America): 1-855-246-7341 Telephone: +44-7932-740-452 Email: alex.buck@asanko.com	Greg McCunn, Chief Financial Officer Telephone: +1-778-729-0604 Email: greg.mccunn@asanko.com
General info@asanko.com

About Asanko Gold Inc.

Asanko’s vision is to become a mid-tier gold mining company that maximizes value for all its stakeholders. Asanko’s flagship project is the fully financed and permitted, multi-million ounce Asanko Gold Mine Project, located in Ghana, West Africa, which will be developed in phases.

Phase 1 has 2.43Moz2 of Proven and Probable Mineral Reserves contained in the Nkran, Adubiaso, Abore and Asuadia deposits and is targeting steady state production of 200,000oz/pa of gold during Q2 2016.  Construction is underway and first gold is targeted in Q1 2016.

Phase 2 has an additional 2.37Moz3 of Proven and Probable Mineral Reserves which are located at the Esaase deposit, approximately 25km north of the processing plant site.  A scoping study is underway to investigate a Phase 2 expansion and is expected to be published in Q1 2015.

Asanko is managed by highly skilled and successful technical, operational and financial professionals. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.

Notes:

1.

PMI Gold Corporation’s Definitive Feasibility Study (“DFS”) on the Obotan Project, published in September 2012.  See filing on www.sedar.com.

2.

Mineral Reserve for Obotan consists of Proven Reserve of 14.8Mt, grading 2.39g/t Au for 1.14 million ounces and Probable Reserve of 19.4Mt grading 2.08g/t Au for 1.30 million ounces as reported in the NI43-101 Technical Report filed on SEDAR on October 23, 2012.

3.

Mineral Reserve for Esaase contains 22.9Mt grading 1.43g/t Au for 1.05 million ounces of Proven and 22.5Mt grading 1.40g/t Au containing 1.32 million ounces of Probable as reported in the NI43-101 Technical Report filed on SEDAR on June 27, 2013.

Forward-Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note to US Investors Regarding Mineral Reporting Standards:

Asanko has prepared its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of US securities laws. Terms relating to mineral resources in this press release are defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves.  The Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  Asanko uses certain terms, such as, “measured mineral resources”, “indicated mineral resources”, “inferred mineral resources” and “probable mineral reserves”, that the SEC does not recognize (these terms may be used in this press release and are included in the public filings of Asanko which have been filed with securities commissions or similar authorities in Canada).

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